Exhibit 99.1

Exhibit 99.1 Celestica Inc. Annual Meeting of Shareholders April 24,2012 REPORT OF VOTING RESULTS National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3 Matters Voted Upon Business Outcome of Vote 1. Election of each director nominee proposed in the Management Information Circular of the Company dated March 7, 2012. Carried – See Schedule “A” hereto for the Scrutineers’ report on the ballot. 2. Appointment of KPMG LLP as the auditor of the Company until the next annual meeting of the Company’s shareholders or until its successor is duly appointed and to authorize the directors to fix its remuneration. Carried – See Schedule “A” hereto for the Scrutineers’ report on the proxies. 3. Approval of advisory resolution on the Company’s approach to executive compensation. Carried – See Schedule “A” hereto for the Scrutineers’ report on the ballot. DATED this 30th day of April, 2012. CELESTICA INC. By: (signed) “Elizabeth DelBianco” Name : Elizabeth DelBianco Title: Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary

Schedule “A”

Computershare

CELESTICA INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON APRIL 24, 2012

REPORT ON PROXIES

SUBORDINATE & MULTIPLE VOTING - COMBINED VOTES

MOTIONS	NUMBER OF VOTES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Dan DiMaggio as Director	604,162,584	0	973,922	0	4,518,593	99.84%	0.00%	0.16%
Elect William A. Etherington as Director	604,522,717	0	613,789	0	4,518,593	99.90%	0.00%	0.10%
Elect Laurette Koellner as Director	604,159,708	0	976,798	0	4,518,593	99.84%	0.00%	0.16%
Elect Craig H. Muhlhauser as Director	604,517,802	0	618,704	0	4,518,593	99.90%	0.00%	0.10%
Elect Joseph M. Natale as Director	604,777,808	0	358,698	0	4,518,593	99.94%	0.00%	0.06%
Elect Eamon J. Ryan as Director	604,161,364	0	975,142	0	4,518,593	99.84%	0.00%	0.16%
Elect Gerald W. Schwartz as Director	590,070,165	0	15,066,341	0	4,518,593	97.51%	0.00%	2.49%
Elect Michael Wilson as Director	596,443,455	0	8,693,050	0	4,518,594	98.56%	0.00%	1.44%
Appointment of Auditors	600,867,088	0	8,787,310	0	701	98.56%	0.00%	1.44%
Advisory resolution on Celestica Inc.'s approach to executive compensation.	595,462,536	9,673,971	0	0	4,518,592	98.40%	1.60%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	177
TOTAL VOTES ISSUED & OUTSTANDING:	668,855,271
TOTAL VOTES:	609,655,099
TOTAL % OF VOTES:	91.15%

FLORENCE SMITH
SCRUTINEER

SHIRLEY TOM
SCRUTINEER

Computershare

CELESTICA INC.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON APRIL 24, 2012

REPORT ON PROXIES

SUBORDINATE VOTING SHARES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Dan DiMaggio as Director	130,503,384	0	973,922	0	4,518,593	99.26%	0.00%	0.74%
Elect William A. Etherington as Director	130,863,517	0	613,789	0	4,518,593	99.53%	0.00%	0.47%
Elect Laurette Koellner as Director	130,500,508	0	976,798	0	4,518,593	99.26%	0.00%	0.74%
Elect Craig H. Muhlhauser as Director	130,858,602	0	618,704	0	4,518,593	99.53%	0.00%	0.47%
Elect Joseph M. Natale as Director	131,118,608	0	358,698	0	4,518,593	99.73%	0.00%	0.27%
Elect Eamon J. Ryan as Director	130,502,164	0	975,142	0	4,518,593	99.26%	0.00%	0.74%
Elect Gerald W. Schwartz as Director	116,410,965	0	15,066,341	0	4,518,593	88.54%	0.00%	11.46%
Elect Michael Wilson as Director	122,784,255	0	8,693,050	0	4,518,594	93.39%	0.00%	6.61%
Appointment of Auditors	127,207,888	0	8,787,310	0	701	93.54%	0.00%	6.46%
Advisory resolution on Celestica Inc.'s approach to executive compensation.	121,803,336	9,673,971	0	0	4,518,592	92.64%	7.36%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	175
TOTAL SHARES ISSUED OUTSTANDING:	195,196,071
TOTAL SHARES VOTED:	135,995,899
TOTAL % OF SHARES VOTED:	69.67%

FLORENCE SMITH
SCRUTINEER

SHIRLEY TOM
SCRUTINEER

Computershare

CELESTICA INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON APRIL 24, 2012

REPORT ON PROXIES

MULTIPLE VOTING SHARES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Dan DiMaggio as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Elect William A. Etherington as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Elect Laurette Koellner as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Elect Craig H. Muhlhauser as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Elect Joseph M. Natale as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Elect Eamon J. Ryan as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Elect Gerald W. Schwartz as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Elect Michael Wilson as Director	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Appointment of Auditors	18,946,368	0	0	0	0	100.00%	0.00%	0.00%
Advisory resolution on Celestica Inc.'s approach to executive compensation.	18,946,368	0	0	0	0	100.00%	0.00%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	2
TOTAL SHARES ISSUED OUTSTANDING:	18,946,368
TOTAL SHARES VOTED:	18,946,368
TOTAL % OF SHARES VOTED:	100.00%

FLORENCE SMITH
SCRUTINEER

SHIRLEY TOM
SCRUTINEER

Computershare

CELESTICA INC.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON APRIL 24, 2012

REPORT ON BALLOT

SUBORDINATE & MULTIPLE VOTING SHARES

MOTION # 1
Election of Directors

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	TOTAL VOTES				MARKET INVESTOR VOTES*			
NAME	**FOR**	**%**	**WITHHELD**	**%**	**FOR**	**%**	**WITHHELD**	**%**
Dan DiMaggio	604,166,471	99.84%	975,422	0.16%	129,816,934	99.25%	975,422	0.75%
William A. Etherington	604,526,604	99.90%	615,289	0.10%	130,177,067	99.53%	615,289	0.47%
Laurette Koellner	604,163,595	99.84%	978,298	0.16%	129,814,058	99.25%	978,298	0.75%
Craig H. Muhlhauser	604,521,689	99.90%	620,204	0.10%	130,172,152	99.53%	620,204	0.47%
Joseph M. Natale	604,781,695	99.94%	360,198	0.06%	130,432,158	99.72%	360,198	0.28%
Eamon J. Ryan	604,165,251	99.84%	976,642	0.16%	129,815,714	99.25%	976,642	0.75%
Gerald W. Schwartz	590,074,052	97.51%	15,067,841	2.49%	115,724,515	88.48%	15,067,841	11.52%
Michael Wilson	596,446,842	98.56%	8,695,050	1.44%	122,097,305	93.35%	8,695,050	6.65%

* Market Investor Votes are the votes cast by shareholders other than the controlling shareholder and its associates.

Florence Smith
Scrutineer

Shirley Tom
Scrutineer

The results reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

CELESTICA INC. ANNUAL MEETING OF SHAREHOLDERS HELD ON APRIL 24, 2012 REPORT ON BALLOT SUBORDINATE & MULTIPLE VOTING SHARES MOTION #3 Advisory resolution on Celestica Inc.’s approach to executive compensation. We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows: TOTAL VOTES MARKET INVESTOR VOTES * FOR the motion 595,465,923 98.40% 121,116,386 92.60% AGAINST the motion 9,675,971 1.60% 9,675,971 7.40% Total 605,141,894 130,792,357 * Market Investor Votes are the votes cast by shareholders other than the controlling shareholder and its associates. /s/ Florence Smith /s/ Shirley Tom Florence Smith Shirley Tom Scrutineer Scrutineer The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties. If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair. In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.